FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 12, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   March 12, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2008 YEAR END FINANCIAL RESULTS

Record Quarter and Annual Earnings Reported

Vancouver, British Columbia – March 12, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three- and 12-month periods ended December 31, 2008.  All results are in United States dollars unless otherwise stated.

2008 Summary

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Revenue increased to $18.1 million, up 10% from $16.5 million in 2007

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Gross margin was 51%, compared to 52% in 2007

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Operating expenses remained essentially flat at $7.1 million compared to $7.2 million in 2007.

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Net earnings were $2.2 million or $0.04 per share, compared to $1.4 million, or $0.03 per share in 2007

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Opened a Research & Development facility in Daejeon, Korea

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Opened a sales office in Rome, Italy

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Expanded into new market verticals with entry into the Maritime and WiMAX sectors

Q4 2008 Financial Summary

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Q4 revenue was $6.3 million, compared to $4.8 million in Q4 2007

o

Revenue from the Satellite Systems segment was $4.0 million, compared to $2.6 million in Q4 2007

o

Revenue from the Microwave Products segment was $2.3 million compared to $2.1 million in Q4 2007

•

Gross margin for Q4 was 57%, compared to 47% in Q4 2007

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Operating expenses for Q4 were $2.3 million, up 15% from $2.0 million in Q4 2007

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Q4 net earnings were $1.3 million or $0.02 per share, compared to net earnings of $0.2 million, or $0.00 per share in Q4 2007

“Fiscal 2008 was a banner year for Norsat,” said Dr. Amiee Chan, president and CEO, Norsat International Inc. “Building on our success in 2007, we continued to drive organic revenue growth while simultaneously controlling our costs and we earned the highest annual profit since the company’s inception. Similarly the fourth quarter operating results are the highest quarterly reported profits in the company’s history. With this stronger financial foundation, we look forward to accelerating our growth plans in 2009 by adding to our suite of technology and associated services, extending our geographic reach, and expanding into new market verticals.”

Financial Review

Revenue grew by $1.6 million or 10% to $18.1 million in 2008, primarily as a result of the company’s increased penetration of the portable satellite systems market. Revenue from the company’s Satellite Systems segment grew to $9.4 million, from $7.3 million in 2007, and revenue from the Microwave Products segment decreased to $8.7 million, compared to revenue of $9.1 million in 2007.

Historically, Q4 tends to be Norsat’s seasonally strongest quarter. This year was no different as Norsat was awarded a $5.5 million order from the US Department of Defense towards the end of the third quarter. The U.S. military year end is September 30, and this can lead to Norsat receiving orders in the final days of Q3, which are not delivered until subsequent quarters. Consequently, Norsat entered fiscal 2009 with an order backlog of approximately $4.3 million.

Operating expenses for 2008 remained essentially flat at $7.1 million compared to $7.2 million in 2007. The Company is committed to maintaining the positive results of Norsat management’s cost restructuring initiatives in the areas of inventory, rent and headcount, which commenced in the fourth quarter of 2006.

For 2008, net earnings were $2.2 million, or $0.04 per share, compared to net earnings of $1.4 million or $0.03 per share in 2007.

Norsat ended the 2008 fiscal year with cash and equivalents of $1.0 million, compared to $0.7 million as at December 31, 2007.  The Company ended 2008 without any debt. As at December 31, 2008, Norsat’s working capital improved to $8.5 million from $4.9 million as at December 31, 2007.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on March 12, 2009 at 9:00 a.m. Pacific Time. To access the conference call by telephone, dial (647)-427-3420 or 1-888-300-0053. The conference call reference number is 88748987. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2008, and the Management Discussion and Analysis for the year ended December 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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